FLUOROPHARMA MEDICAL, INC.
500 Boylston Street, Suite1600
Boston, MA 02116

August 3, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Attention:              Jay E. Ingram, Esq.
Edward M. Kelly, Esq.
Ernest M. Greene
Nudrat S. Salik

Re:          FluoroPharma Medical, Inc.
Current Report on Form 8-K dated February 14, 2011
Filed May 16, 2011
File No. 333-147193

Form 10-K for the period ended December 31, 2010
Filed March 16, 2011
File No. 333-147193

Form 10-Q for the period ended March 31, 2011
Filed May 16, 2011
File No. 333-147193

Gentlemen:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter, dated July 25, 2011 (the “Comment Letter”) with respect to the above-referenced filings.

In order to facilitate your review, we have restated and responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the Amended 8-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 40

1.
It appears that professional fees represent a significant portion of your operating expenses.  Please revise your results of operations to discuss the reasons for the changes in your professional fees line item for all periods presented.

Response:

We have revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations to discuss the changes in the Company’s professional fees for the years ended December 31, 2010 and December 31, 2009 and the three months ended March 31, 2011 and March 31, 2010.

Unregistered Sales of Equity Securities, page 50

Registration Rights, page 54

2.
We note your response to comment eight in our letter dated June 9, 2011.  Please revise your disclosure in a similar manner to your response to state that there are no cash penalties under the registration rights agreement and no penalties resulting from delays in registering the securities sold in the private placement offering.

Response:

We have revised the discussion of Registration Rights to disclose that there are no cash penalties under the registration rights agreement and no penalties resulting from delays in registering the securities sold in the private placement offering. Please see page 50 of the Registration Statement.

Item 9.01 – Financial Statements
General

3.
We note your response to comment 19 in our letter dated June 9, 2011.  Please tell us how you account for these shares of preferred stock and attached warrants, including what consideration you gave to whether there is a beneficial conversation feature.  You state that the conversion price is set at $.83 per share, subject to adjustment as provided in the certificate of designation.  Please clearly disclose in what situation the conversion price would be adjusted.  If applicable, please address your consideration of ASC 815-40-15 in accounting for the preferred stock.

Response:

The Series A Preferred Shares with the attached warrants issued in conjunction with the May 2011 control change are currently being accounted for in the quarter ended June 30, 2011.  The stated value of the transaction is being reviewed and the company is preparing a basis for the allocation of the original purchase price between the issuances of common and preferred stock and the attached warrants.  The conditions for conversion of the preferred stock would appear to produce a one for one conversion to the common stock unless the conversion pricing would be fixed at a subsequent lower priced offering of common stock.  The analysis of the terms and conditions under which the conversion pricing is expected to be affected by subsequent events cannot be measured and the Company has no expectation of a lower priced offering in the future.  The allocation of fair value to the attached warrants equally effects both the common and preferred stock values and should not give rise to any derivative issues under ASC 415-40-15, since all issuances will be accounted for as equity issuances and have no components which are equivalent to liabilities.  The relative value of the warrants are being calculated based upon the Company’s normal Black-Scholes assumptions and the relative relationship to the fair value of the Company’s trading common stock.  The fair value of the preferred stock is being calculated based upon the same relationships since it has no current market.  Any dividends accumulated by the Preferred Stock are convertible into additional common stock under the same conversion feature under which the preferred principal would be converted.

Additional information has been added to the document to clearly show all of the rights allocable to the new preferred issuance.  The actual equity accounting disclosures will appear in the financials submitted with the June 30, 2011 Form 10-Q on or about August 15, 2011.

6.  Liability Settlements, page F-11

4.
We note your response to comment 20 in our letter dated June 9, 2011.  Please explain to us the nature of the relationship you have with QuantRx and correspondingly how you determined that it was appropriate to record a gain on debt settlement of $1,281,498.  You indicate that the fair value of the stock issued as consideration was based on the prevailing market rate of all stock transactions in that time period.  Please tell us to which stock transactions you are referring.  Please also tell us when these transactions took place.  Please tell us how you determined that the fair value used was reasonable.

Response:

 In May 2009, as part of the separation and deconsolidation of FluoroPharma, Inc. from QuantRX, FluoroPharma owed $1,568,567 to QuantRx for prior advances made to FluoroPharma.  As part of the negotiations to accomplish the separation of interests, QuantRX agreed to accept common stock valued at $287,069 and forgo any other consideration for the funds advanced.  In May and June of 2009, FluoroPharma was raising new capital at $0.25 per share.  As part of that capital raise, FluoroPharma raised in excess of $670,000 from both related and un-related parties to the company.  All of the share transactions associated with the separation of FluoroPharma and QuantRx were valued at the $0.25 per share rate of exchange by the agreements involved.  FluoroPharma had no other significant stock transactions either prior to the separation or after.  QuantRx was willing to settle for the lesser value of the additional common stock, to be relieved of any further involvement or obligation to continue funding the activities of FluoroPharma.  FluoroPharma treated the difference between the fair value of the common stock and the actual debts owed to QuantRX far exceeded the valued of any additional stock holders which could have been transferred in the transaction.  Under  ASC 505-50 the fair value of the negotiated settlement was best measured by the respective fair value of the common stock given in settlement, valued at the  most current transactions with non-related parties.

8.  Commitments and Contingencies, page F-12

License Agreements, page F-12

5.
We note your response to comment 21 in our letter dated June 9, 2011.  Please revise your disclosure to indicate that you have not met the obligations stipulated by the license agreement.  Please also disclose that the agreement remains in full force and that Massachusetts General Hospital has waived the requirement to raise an aggregate of $2 million in capital.  Please also disclose the date that the requirement was waived and through which date it was waived.  Please disclose the potential impact of Massachusetts General Hospital no longer waiving this requirement and cancelling or making non-exclusive certain licenses.

Response:

         We have revised the disclosure. Please see page F-12 of Exhibit 99.1.

Pro Forma Unaudited Consolidated Financial Statements for the Year Ended December 31, 2010 and the Three Months Ended March 31, 2011, page F-1

Pro Forma Balance Sheet, page F-1

6.	Please revise your pro forma consolidated financial statements to remove the pro forma balance sheet as of December 31, 2010.

Response:

Pursuant to Rule 210.11-02 (c)(1) which states “A pro forma condensed balance sheet as of the end of the most recent period for which a consolidated balance sheet of the registrant is required by §210.3-01 shall be filed unless the transaction is already reflected in such balance sheet”, the Staff believes that the December 31, 2010 pro forma balance sheet should be removed.

However, in order to provide the readers with a complete understanding of the transactions that affect the income statement at December 31, 2010,the Company believes it is necessary to include the balance sheet in the pro formas.

Pro Forma Income Statement, page F-2

7.	We note your response to comment 28 in our letter dated June 9, 2011. Please revise your pro forma financial information to include the following:

•	Please revise your pro income statement to include both basic and diluted earnings per share information. Please label your pro forma income statement accordingly.

•	Please provide the calculations used to determine your earnings per share.

•
Please include reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted earnings per share.  Your current disclosure does not show how you arrive at your pro forma weighted average number of common shares outstanding of 14,205,038.

Response:

    We have revised our pro forma income statement to include both basic and diluted earnings per share information.  We have also provided the calculations used to determine our earnings per share as well as a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted earnings per share.

8.
We note your response to comment 30 in our letter dated June 9, 2011.  It is not clear how you arrived at the adjustments to interest expense based on the description in the corresponding note.  It appears that the adjustment consists of multiple components.  Please clearly identify each component and how you arrived at the component amount.

Response:

    We have revised the description in the notes to the pro forma financial statements to clearly identify the multiple components included in the adjustments to interest expense.

Notes to Pro Forma Financial Statements December 31, 2010, page F-3

9.
With regard to Note J, please tell us where the impact of this adjustment is included in your pro forma financial statements.  It appears that your financial statements are not appropriately labeled to include Note J.  Please revise your pro forma financial statements accordingly.

Response:

    We have revised the Pro Forma Financial Statements with regards to Note J.

10.
With regard to Note L, you indicate that this adjustment reflects the elimination of historical activity of FluoroPharma Medical, Inc. and only the income statement of FluoroPharma, Inc. will remain.  Please address the appropriateness of removing the historical activity of FluoroPharma Medical, Inc. from your pro forma income statement.

Response:

    The financial activities of the entity that was Commercial E-Waste Management, Inc. ("CEWM") now known as FluoroPharma Medical, Inc. were discontinued as part of the reverse acquisition and recapitalization of the new operating subsidiary acquired which was FluoroPharma, Inc.   The continuing operating accounting information was re-characterized for proforma purposes to be the financial operating information of the wholly owned subsidiary.  All activity previously reported that was associated with the CEWM period of operation is equivalent to discontinued operations and will not be part of the continuing operations of recapitalized entity.  As such, any of the prior activity is removed for proforma purposes, since it would be misleading and including operations, which no longer existed in the economic environment of the continuing company.  In most cases of a reverse acquisition accounted for as a recapitalization, no proforma information is necessary, since all of the operating information is attributed to the recapitalized entity.  In this case, proforma information was requested, so the operations of the prior operating entity needs to be removed from the information provided to clearly show the continuing operations in a proforma manner for the recapitalized entity.  The legal corporate identity of CEWM has been re-tasked to the parent of the recapitalized operating subsidiary, and no economic or financial operating information is attached to the prior CEWM activity in the new combined reporting of the prior disassociated operating subsidiary.

Form 10-K for the Period Ended December 31, 2010

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

11.
We note your response to comment 31 in our letter dated June 9, 2011.  As previously requested, please make arrangements with your independent registered public accounting firm to have it revise its audit opinion to reference also the related statement of operations, stockholders’ equity, and cash flows for the period January 25, 2007 (Inception) to December 31, 2010.

Response:

We have obtained a revised audit opinion and will furnish to you supplementally.

If you have any questions, please contact the undersigned or our counsel, Marc J. Ross or Marcelle S. Balcombe at Sichenzia Ross Friedman Ference LLP at (212)930-9700.

Very truly yours,

/s/ Johan M. (Thijs) Spoor
Johan M. (Thijs) Spoor
Chief Executive Officer